February 19, 2009

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

Attention: Terence O’Brien, Accounting Branch Chief

Re:	Matrix Service Company
Form 10-K for the fiscal year ended May 31, 2008
File No. 1-15461

Ladies and Gentlemen:

The purpose of this letter is to respond to your comments regarding the Annual Report on Form 10-K for the fiscal year ended May 31, 2008 filed by Matrix Service Company (the “Company” or “we”, “us” or “our”) as set forth in your letter of February 2, 2009. Our response to each of your comments is provided in bold, is preceded by your comment and is numbered to correspond to the numbers used in your letter.

Form 10-K for the year ended May 31, 2008

Employees, page 8

1.	We note the disclosure in the second paragraph and in the risk factor entitled “Work stoppages and other labor problems…” on page 13. Please tell us, and in future filings disclose, the expiration dates of the collective bargaining agreements.

Company’s Response

The Company has in excess of fifty collective bargaining agreements with various labor unions. The most significant agreements and the expiration dates include the following:

TRADE	LOCAL #	LOCATION	EXPIRES
BOILERMAKER	28	BAYONNE, NJ	12/31/2009
BOILERMAKER	13	PHILADELPHIA	9/29/2009
CARPENTER	1595	PHILADELPHIA, PA.	4/30/2009
CARPENTER	ALL	STATEWIDE	4/30/2009
CEMENT MASON	592-33	CAMDEN, N.J.	4/30/2012
CEMENT MASON	592	PHILADELPHIA, PA.	4/30/2009
ELECTRICIAN	24	BALTIMORE, MD.	6/1/2009
ELECTRICIAN	654	CHESTER, PA.	6/3/2012
ELECTRICIAN	98	PHILADELPHIA, PA.	4/27/2009
ELECTRICIAN	313	WILMINGTON, DE.	5/31/2009
ELECTRICIAN	351	WINSLOW, N.J.	9/30/2010
LABORER	135, 332, 413	PHILADELPHIA, PA.	4/30/2009
LABORER	ALL	STATEWIDE -NJ	4/30/2009
LINEMAN	126 – DIST 1	PHILADELPHIA, PA.	6/11/2010
LINEMAN – UTILITY	126	PHILADELPHIA, PA.	9/30/2010
MILLWRIGHT	1906	PHILADELPHIA, PA.	6/30/2009
MILLWRIGHT	ALL	STATEWIDE - NJ	4/30/2009
NTL	ALL	NATIONAL	10/31/2010
PIPEFITTER	420	PHILADELPHIA, PA.	4/30/2009
PIPEFITTER	74	WILMINGTON, DE.	6/14/2009
PIPEFITTER	322	WINSLOW, N.J.	4/30/2010

The Company’s remaining collective bargaining agreements cover smaller numbers of employees. These agreements expire within the next 5 years and, in some cases, extensions are currently being negotiated. The Company does not anticipate any issues related to these negotiations. To date, the Company has not experienced any significant work stoppages or other significant labor problems in connection with its collective bargaining agreements.

In future filings, we will modify our risk factor disclosure to describe the anticipated expiration of our significant collective bargaining agreements and any material risks we perceive that may be associated with the renegotiation or extension thereof.

Item 3. Legal Proceedings, Page 20

2.	We note that you incorporate the information required by Item 103 of Regulation S-K by reference to Note 8 to your financial statements. However, it does not appear that Note 8 provides all of the information required by Item 103 of Regulation S-K. For example, we note your disclosures regarding your refinery accident. Please tell us, and in future filings disclose, the information required by Item 103 of Regulation S-K for each matter you deem to be a material pending legal proceeding. If you do not deem a matter to be a material legal pending proceeding, please tell us, and in future filings clarify, so that the reader has a better understanding of your potential liabilities.

Company Response

We utilize our Contingencies footnote (Note 8) to disclose legal proceedings that are required under Item 103 of Regulation S-K as well as other matters such as claims and unapproved change orders on our projects and arrangements or disputes that may impact our legal exposure and expense. At May 31, 2008, the only matter discussed in Note 8 that could be considered a material legal proceeding for purposes of Item 103 of Regulation S-K was the refinery accident litigation referenced in your comment.

On November 6, 2005, two employees of the Company’s subsidiary, Matrix Service Industrial Contractors, Inc. (“MSICI”), were fatally injured in an accident that occurred at a refinery in Delaware City, Delaware. The estates of both employees have sued the refinery owner for an unspecified amount of damages, including punitive damages. On January 10, 2007, the refinery owner filed a complaint in the Superior Court of the State of Delaware, New Castle County, against the Company and MSICI seeking status as an additional insured under the Company’s insurance policy and for indemnification for any amounts which it may be required to pay to the estates of the deceased.

The estate of one of the deceased recently settled its claim with the refinery owner, and the Company’s insurer paid a portion of the settlement on the refinery owner’s behalf as an additional insured. The refinery owner is pursuing its claim against the Company for the remainder of the settlement and for any liability which it may have to the other estate. A trial involving the claim of the other estate against the refinery owner is expected to begin in the second calendar quarter of 2009. The Company believes that any amounts which it may be required to pay the refinery owner beyond what it has previously reserved will be fully covered by its insurance policy.

In future filings, we will identify those matters we consider to be a material legal proceeding and those we do not. As to legal proceedings that we consider material, we will include the information required by Item 103.

Management’s Report on Internal Control over Financial Reporting, Page 73

3.	We note the contents of “Management’s Report on Internal Control over Financial Reporting” on page 40. In future filings, please include in management’s report the statement required by Item 308(a)(4) of Regulation S-K.

Company’s Response

We agree that Item 308(a)(4) requires that a statement be included in the Management’s Report on Internal Control Over Financial Reporting that the registered accounting firm that audited our financial statements has issued an attestation report on our internal control over financial reporting. We will add the following language to the Management’s Report on Internal Control over Financial Reporting in our next Form 10-K:

“Deloitte & Touche, LLP, an independent registered public accounting firm, has issued an attestation report on the effectiveness of the Company’s internal control over financial reporting as of May 31, 2009. Deloitte & Touche, LLP’s report on the Company’s internal control over financial reporting is included herein.”

Item 13. Certain Relationships and related Transactions…, Page 74

4.	We note that you incorporate the information required by this Item from your definitive proxy statement. However, it does not appear that the definitive proxy statement includes the disclosure required by Item 404(b) of Regulation S-K. Please tell us, and in future filings disclose, the information required by Item 404(b) of Regulation S-K. Refer to Question 130.06 of the Regulation S-K Compliance & Disclosure Interpretations, which are available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Company’s Response

In future filings, we will include the following disclosure, as required by Item 404(b) of Regulation S-K:

“The Company’s Corporate Governance Guidelines, which are available through our website, www.matrixservice.com, provide that the Company shall conduct an appropriate review of all transactions with related persons for potential conflict of interest situations on an ongoing basis, and all such transactions shall be approved by the Audit Committee or another independent body of the Board. The Corporate Governance Guidelines further provide that the term “transactions with related persons” refers to all transactions which are required to be disclosed pursuant to Item 404 of Regulation S-K.

In the course of its review and approval or ratification of a transaction, the Audit Committee will consider:

•	the nature of the related person’s interest in the transaction;
•	the material terms of the transaction;
•	the significance of the transaction to the related person;
•	the significance of the transaction to us;
•	whether the transaction would impair the judgment of a director or executive officer to act in our best interest; and
•	any other matters the Audit Committee deems appropriate.

Our Corporate Governance Guidelines also provide that each director and executive officer is required to complete a Director and Officer Questionnaire on an annual basis, and to update such information when the questionnaire responses become incomplete or inaccurate. The Director and Officer Questionnaire requires disclosure of any transactions with the Company in which the director or executive officer, or any member of his or her immediate family, has a direct or indirect material interest.”

Definitive Proxy Statement

Equity Ownership Guidelines for Directors, page 8

5.	Please tell us, and in future filings disclose, whether each director satisfies the ownership guidelines. Please also comply with this comment with respect to your executive officers under “Equity Ownership Guidelines” on page 27.

Company’s Response

As of September 15, 2008, the date the Definitive Proxy Statement was filed, each of our Directors was in compliance with the ownership guidelines described on page 8 of the Definitive Proxy Statement.

The Equity Ownership Guidelines for Executive Officers described on page 27 of the Definitive Proxy Statement were adopted effective August 2, 2007. The guidelines provide that each executive officer has five years from the date they become subject to the guidelines to acquire the ownership levels defined in the guidelines. Therefore, there are no executive officers who are currently not in compliance with the guidelines. Nonetheless, as of September 15, 2008, all of our executive officers satisfied the ownership guidelines, except for the following: Mr. Michael J. Bradley, President and Chief Executive Officer; Mr. Vance Davis, Vice President- Matrix Service Industrial Contractors, Inc. (MSICI); Mr. Robert Long, Vice President-Matrix Service, Inc.; Mr. Tom Long, Vice President and Chief Financial Officer; Mr. Joseph Montalbano, Vice President and Chief Operating Officer; Mr. Matthew Petrizzo, President-MSICI and Mr. Lansing Smith, Vice President-Engineering, Supply Chain and Procurement.

In future filings, we will disclose compliance with the Equity Ownership Guidelines by both our Directors and Executive Officers.

Annual/Short-Term Incentive Compensation, page 20

6.	Please tell us, and in future filings, disclose the actual results for each objective. To the extent such results are quantifiable, please quantify them. In addition, in future filings please clarify how the committee evaluates the actual results in each category against the expected levels of performance. For example, you may wish to clarify whether the committee assigns a relative weight to each category or instead considers all of the objectives together and makes a subjective determination based on the results in each category. You may also wish to draw distinctions between, and explain how the committee evaluates, categories that appear to lend them self to objective, quantifiable evaluation (e.g., the financial and safety categories), and categories whose evaluation would appear to be more subjective. Finally, to the extent that they are material to an understanding of your compensation policies and practices, in future filings you should disclose the personal objectives applicable to your executive officers.

Company’s Response

For fiscal 2008, the actual results for each objective are provided below. Actual performance in relation to the performance objectives is evaluated and determined by the Compensation Committee of the Company’s Board of Directors. The determination of performance bonus incentives with respect to financial performance and safety performance is tied to objectively defined measures, while the determination for strategic performance and personal objectives is more subjective in nature. The Committee assigns a relative weight to each category and draws no distinction between categories which are more easily quantified and evaluated than other, more subjective categories.

Fiscal 2008 Objectives and Results

Safety Performance Measure– Achieve a total recordable incident rate (TRIR) of:

Threshold – 1.25

Target – 1.0

Maximum 0 .75

Actual Results – TRIR of 1.11

Financial Performance Measure–

Net Income

Threshold—$25.0 million

Target—$28.1 million

Maximum—$31.2 million

Actual Results—$21.4 million

Operating Income

Threshold—$47.4 million

Target—$53.3 million

Maximum—$59.2 million

Actual Results—$34.6 million

In fiscal 2008, while the actual results for both Net Income and Operating Income fell below the threshold level of performance, the Committee considered the impact on fiscal 2008 results of $20.8 million of losses recognized on one large Gulf Coast LNG project. With the exception of this project, most of the Company’s operating units posted record financial results for the year, indicating that the core, underlying business was healthy and strong. The Committee noted that if the losses from the LNG project were excluded, the Company would have exceeded the Maximum measures for Net Income and Target measures for Operating Income. After much discussion, the Committee determined that financial awards should be paid at the target level given the outstanding performance of the core business and management’s extraordinary efforts to complete the LNG project to the satisfaction of the Company’s client despite numerous challenges which caused actual project costs to exceed prior estimates.

Strategic Performance Measure –

The strategic objective for fiscal 2008 was for management to make progress toward achieving the goal of a more diversified $1 billion revenue generating energy related construction and construction services company. The primary factors used to evaluate this category were (a) the progress made with respect to the Company’s organizational structure and toward increasing the depth of leadership talent and (b) how well the Company was positioned for growth moving into fiscal 2009.

A number of key executives were hired in fiscal 2008 (Chief Operating Officer, new Chief Financial Officer, President of one of the Company’s principal operating subsidiaries responsible for all of the Company’s union work and Vice President – Fabrication and Engineering). The Committee concluded that management achieved the target level of performance through the significant new additions to the Company’s management team, which positioned the Company to achieve the objective of a larger, more diversified company over the next few years.

In addition, based on a review of fiscal year-end backlog, bid flow, internal budgetary forecasts for fiscal 2009 and other factors, the Committee concluded that the Company was well positioned to achieve strong earnings growth in fiscal 2009.

For these reasons, the Committee concluded that the Company was successful in executing its fiscal 2008 strategic objectives at the target level of performance.

Personal Objectives –

For Mr. Bradley, Personal Objectives were established in three areas – Customers, Succession Planning and Challenged Areas.

Customers. In fiscal 2008, the Company added a number of new customers which represented approximately $100 million in revenue and expanded our alliance relationships. In addition, the Company also implemented a customer feedback/satisfaction survey to assist management in obtaining information from our clients on how we are doing with a focus on continuous improvement. The Committee concluded that Mr. Bradley played a key role in expanding the Company’s customer base and initiating a process for obtaining meaningful customer feedback and, accordingly, satisfied this personal objective at the target level of performance.

Succession Planning. The Committee concluded that Mr. Bradley also achieved significant progress at the target level of performance with respect to succession planning. The hiring of the four individuals discussed above greatly expanded the Company’s executive leadership team and enabled Mr. Bradley to identify a number of individuals who would be qualified to succeed him if the CEO position were to become vacant in the near term or in the future. The Committee also recognized Mr. Bradley’s work with outside consultants to define the key leadership criteria needed for the future organization and for use in executive development and further succession planning.

Challenged Areas. Mr. Bradley’s personal performance objectives with respect to challenged areas were the Gulf Coast LNG Project and the eastern business unit performance. The Committee recognized Mr. Bradley’s leadership role in ensuring that the Gulf Coast LNG project was completed on schedule and within our contractual requirements to the customer’s satisfaction. In the eastern business unit, the Committee recognized Mr. Bradley’s progress in making a leadership change and overseeing many operational changes necessary to improve profitability and expand our business in these markets. Accordingly, the Committee concluded that Mr. Bradley achieved the performance objectives for challenged areas at the target level of performance.

With respect to Mr. Bradley and the Company’s other named executive officers, in future filings, the Company will describe their personal objectives to the extent they are material to an understanding of the Company’s compensation policies and practices.

In connection with our response to your comment letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your consideration of our response and would be pleased to discuss our responses with you at your convenience. Please feel free to call me at (800) 866-8822 at any time.

Very truly yours,

/s/ Thomas E. Long

Vice President – Finance Chief Financial Officer

cc:	Melissa N. Rocha, CPA, Securities and Exchange Commission
Dieter King, Esq., Securities and Exchange Commission
Robert Morgan, Deloitte & Touche LLP
Mark Berman, Conner & Winters, LLP